[Next, Inc. Letterhead]

May 23, 2007

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Re:  Next, Inc.

       Form 10-KSB for Fiscal Year Ended December 1, 2006

       File No. 000-25247

Gentlemen:

We are responding to your letter dated May 10, 2007, in which you make two inquiries that resulted from your review of the above referenced filing.

We acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and,

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

1.

Item 6. Management’s Discussion and Analysis of Financial Condition and Results of Operations.  Operating and Other Expenses.

a.

You noted from our disclosure that freight charges are classified within operations expenses as opposed to cost of sales.  You requested clarification whether these were inbound freight charges or otherwise related to inventory, and if so, an explanation how our policy complies with Chapter 4, Statement 3 of ARB43.

b.

Our response is that these freight charges referred to in this particular section of the MD&A are not inbound freight charges and as such are not related to inventory.  The freight charges discussed in this section of the MD&A are outbound freight and as such are not within the purview of Chapter 4, Statement 3 of ARB43.  Freight-in is treated as an inventoriable cost and is included in the Company’s cost of sales, which is within the purview of Chapter 4, Statement 3 of ARB43.  We have therefore concluded that our treatment of the item in question is correct.  However, we do recognize that by not referring to this item as freight-out in the MD&A that it is confusing and we will modify the label we use for this item in future filings.

2.

Consolidated Statements of changes in Stockholders’ Equity.

a.

You have asked us to provide an explanation, including any references to authoritative literature used as guidance, of the basis for recording the following items as capital transactions rather than expense:

•

Cash paid to outside professionals as a debit to APIC;

•

Amortization of fees paid to outside professionals for financing.

a.

Staff Accounting Bulletin No. 1, Topic 5A discusses the treatment that should be afforded to costs directly attributable to security offering proceeds.  However, in reviewing the substance of the transaction that gave rise to the questioned debit to APIC for cash paid to outside professionals, we have discovered that the rule was not interpreted and applied correctly.  Furthermore, we have found that the amortization of the fees paid to outside professionals for financing was also not correctly recorded in that it resulted from the same transaction that was the subject of the debit to APIC.  The facts at hand are that a contract for sourcing funds to finance the business was entered into with an outside professional.  Funds were sourced under the agreement.  The funds sourced and received took the form of subordinated debt with warrants attached.  The compensation paid to the outside professional was in two pieces, namely cash and common stock of the Company.  Rather than debit the entire professional fee compensation to a deferred charge account and amortize it over the term of the debt (as Debt Issue Costs), the Company bifurcated the fees between the debt and equity aspects of the hybrid instrument.  The result was that both the cash compensation and the stock compensation were charged to APIC and then with each passing month (over a fifteen month term) that the warrants were not exercised, the stock compensation amount was amortized to the P&L as expense.  In re-examining the underlying documents, we find no support for that treatment.  However, we do not believe that the reported results are materially inaccurate.  At December 1, 2006, under the accounting treatment applied by the Company, Debt Issue Costs (an asset) is understated by $20,864; APIC is understated by $29,376; Net income and Retained Earnings are overstated by $8,512; the net result on equity from combining the understatement of APIC and the overstatement of Retained Earnings is that Stockholders’ Equity is understated by $20,864.

b.

Because we do not believe that the accounting treatment applied is material to the presentation of the financial statements taken as a whole, and also because the transaction has run its course (with only two months left), we propose to correct the recording of the transaction in our next Form 10-Q, which will cover the quarter and six-month periods ending on June 1, 2007.

We are appreciative of the effort to bring this matter to our attention.  We have implemented procedures to insure that this type of oversight will not happen again.  We would be happy to provide such additional information or answer such additional questions as may be necessary.  Thank you for your cooperation in this matter.

Sincerely,

/s/ David O. Cole

David O. Cole

Chief Financial and Principal Accounting Officer

DOC